    As filed with the Securities and Exchange Commission on February 18, 1999

                                                 Registration No. ______________

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM S-8

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933


                           The Recovery Network, Inc.
--------------------------------------------------------------------------------
             (Exact name of registrant as specified in its charter)

           Colorado                                     39-1731029
--------------------------------------------------------------------------------
  (State or other jurisdiction              (I.R.S. Employer Identification No.)
of incorporation or organization)

1411 Fifth Street, Suite 200, Santa Monica, California                 90401
--------------------------------------------------------------------------------
(Address of Principal Executive Offices)                            (Zip Code)


                   The Recovery Network, Inc. 1999 Stock Plan
--------------------------------------------------------------------------------
                            (Full title of the plan)


 William D. Moses, 1411 Fifth Street, Suite 200, Santa Monica, California 90401
--------------------------------------------------------------------------------
                    (Name and address of agent for service)

                                 (310) 393-3979
--------------------------------------------------------------------------------
          (Telephone number, including area code, of agent for service)

                         CALCULATION OF REGISTRATION FEE

---------------------------------------------------------------------------------------------------
                                         Proposed maximum    Proposed maximum
Title of securities     Amount to be      offering price    aggregate offering      Amount of
  to be registered       registered          per share            price        registration fee (1)
---------------------------------------------------------------------------------------------------
   Common Stock,
 $.01 Par Value (2)        950,000             $.78             $741,000            $218.60
===================================================================================================
       TOTALS              950,000                              $741,000            $218.60
===================================================================================================

(1) The fee with respect to these shares has been calculated pursuant to Rule 457 of Regulation C under the Securities Act of 1933, as amended, and based upon the average of the bid and asked price per share of the Registrant's Common Stock on a date within five (5) days prior to the date of filing of this Registration Statement, as reported on the National Association of Securities Dealers, Inc.'s Electronic Bulletin Board.

(2) To be issued, at the sole discretion of the Registrant, as Direct Shares, or Shares underlying options granted to and to be granted, under the The Recovery Network, Inc. 1999 Stock Plan.

                                     PART I

                     INFORMATION REQUIRED IN THE PROSPECTUS


        The document(s) containing the information concerning the The Recovery Network, Inc. 1999 Stock Plan, effective as of February 9, 1999 (the "Plan"), required by Item 1 of Form S-8, and the statement of availability of registrant information, employee benefit plan annual reports and other information required by Item 2 of Form S-8 will be sent or given to participants as specified by Rule
428. In accordance with Rule 428 and the requirements of Part I of Form S-8, such documents are not being filed with the Securities and Exchange Commission (the "Commission") either as part of this registration statement on Form S-8 (the "Registration Statement") or as prospectuses or prospectus supplements pursuant to Rule 424. The Recovery Network, Inc., a Colorado corporation (the "Company"), shall maintain a file of such documents in accordance with the provisions of Rule 428. Upon request, the Company shall furnish to the Commission or its staff a copy or copies of all of the documents included in such file.

                                     PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT


ITEM 3. INCORPORATION OF DOCUMENTS BY REFERENCE.

        Incorporated by reference into this Registration Statement are the content of the Company's Annual Report on Form 10-KSB for the fiscal year ended June 30, 1998, Quarterly Report on Form 10-QSB for the quarterly period ended September 30, 1998, Current Reports on Form 8-K filed November 6, 1998, November 24, 1998 and February 2, 1999; and Form 8-A which was declared effective by the Commission on July 31, 1997 (File No. 0-22913) registering the Company's Common Stock under Section 12 of the Securities Exchange Act of 1934 (the "Exchange Act"). All documents filed by the Company with the Commission pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Registration Statement and prior to the termination of the offering shall be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Registration Statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Registration Statement. The Company will provide without charge to each person to whom a copy of this Registration Statement is delivered, on the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference into this Registration Statement, other than certain exhibits to such documents. Requests for such copies shall be directed to Shareholder Relations, The Recovery Network, Inc., 1411 Fifth Street, Suite 200, Santa Monica, California 90401, telephone (310) 393-3979.

ITEM 4. DESCRIPTION OF SECURITIES.

        Not applicable.

ITEM 5. INTERESTS OF NAMED EXPERTS AND COUNSEL.

        Futro & Trauernicht, LLC, Attorneys and Counselors at Law, special securities counsel to the Company, and whose opinion as to the legality of the issuance of shares hereunder is attached hereto as Exhibit 5.2, may in the future be issued shares or options to purchase shares of Common Stock pursuant to the Plan, which shares may be restricted or registered pursuant to this Registration Statement.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        The Colorado Business Corporation Act, and the Company's Articles of Incorporation, as amended, generally permit the Company to indemnify any officer or director of the Company for claims and liabilities, including legal expenses, which he may incur in his capacity as such, provided that he acted in good faith and in a manner that he reasonably believed to be in the best interests of the Company. However, he may not be indemnified in connection with a proceeding in which he is found to be liable to the Company or where he is found to have received an improper personal benefit from the Company. To the extent that an officer or director is successful in defending himself in any proceeding to which he was a party, he is to be indemnified against his reasonable expenses incurred by him in connection with the proceeding.

        In addition, the Company's Articles of Incorporation limits the liability of directors for monetary damages for certain breaches of fiduciary duties, as permitted under the Colorado Business Corporation Act.

ITEM 7. EXEMPTION FROM REGISTRATION CLAIMED.

        Not applicable.

ITEM 8. EXHIBITS.

        Exhibit Number       Description
        --------------       -----------
           4.15              The Company's Articles of Incorporation
                             (incorporated by reference to exhibit 3.1 to the
                             Company's Registration Statement on Form SB-2, File
                             No. 333-27787)

           4.16 The Company's Bylaws (incorporated by reference to exhibit 3.2 to the Company's Registration Statement on Form SB-2, File No. 333-27787)

           4.17              The Recovery Network, Inc. 1999 Stock Plan

           4.18              Registration Statement of the Company on Form 8-A
                             (declared effective on July 31, 1997, File No.
                             0-22913, and incorporated herein by reference)

           5.2               Opinion of Counsel of Futro & Trauernicht, LLC

           23.4              Consent of Arthur Andersen LLP

           23.5              Consent of Futro & Trauernicht, LLC (included in
                             Exhibit 5)



ITEM 9. UNDERTAKINGS.

        The undersigned Company hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        (i) To include any prospectus required by Section 10(a)(3)of the Securities Act of 1933;

        (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

        (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona tide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to
        Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(5) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other that the payment by the Company of expenses incurred or paid by a director, officer, or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person of the Company in the successful defense of that action suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


        ADDITIONAL INFORMATION NOT REQUIRED IN THE REGISTRATION STATEMENT

        Dilution; Impact of the Exercise of Reset Rights, Put Rights and Warrants. Shares received under this Registration Statement may be subject to significant dilution due to the existence of certain reset rights, put rights, and low priced warrants and options that are currently in existence. Such dilution could lower the potential market value of the shares issued under this plan if the shareholder were to attempt to sell the shares.

        The Form SB-2 Filing (filed with the Securities & Exchange Commission on October 27, 1998), the Form 10-QSB filing for the period ended September 30, 1998, and Form 10-KSB filing for the period ended June 30, 1998, discusses the specific risks and plans that could affect the stock's dilution. Specific issuances of stock, options, and warrants that have taken place from September 30, 1998 to the present are noted and commented on below:

        1. There have been grants or commitments to grant approximately 918,000 shares of common stock during this period. Of this amount, 58,000 shares are registered (as part of the October SB-2 filing). Of the 918,000 shares, the breakdown as to the purpose of the shares is as follows:

            a) 618,000 shares were granted to consultants in connection with services rendered.

            b) 25,000 shares were granted to a Board member in connection with services rendered to a joint venture the Company has an interest in.

            c) 275,000 shares were granted to officers of the Company in consideration of services rendered.

           In addition to these shares, there remains the possibility that additional shares may be issued to employees and to consultants in the future.

        2. A total of 500,000 warrants with an exercise price of $.01 were issued in January 1999 to the note holders of a $750,000 loan to the Company. None of these warrants have been exercised, and the underlying shares that would be issued upon exercise are not registered at this point in time.

            The SB-2 filing makes reference to a total of 500,000 warrants that were issued to subscribers at exercise prices between $4.00 and $6.00 per share. The Company has subsequently (in December 1998) amended the agreement with the subscribers that cancelled these warrants.

        3. Options to purchase approximately 1,610,665 shares of common stock have been granted to various employees, Board members and consultants since September 30, 1998. These options are all fully vested and have exercise prices between $.54 and $3.00. Of these options, 425,000 represented options granted to consultants for shares that were registered as part of the October 1998 SB-2 filing. Of the 425,000 options, 158,000 were exercised at $2.00 per share in November 1998. The remaining 267,000, were re-priced at exercise prices between $.63 and $.75 in January 1999. Of this 267,000 group, 137,000 were exercised between February 1 and February 8, 1999.

        4. The Subscription Agreement referenced in the October 1998 SB-2 filing calls for the issuance of shares to the subscribers, based on certain "reset right" formulas contained in that agreement. In summary, if the market price of the Company's stock falls below $2.00 per share, the Company will have the obligation to issue additional shares to the Subscribers. One million shares of common stock were placed in an escrow account at November, 1998 to ensure the availability of shares for reset purposes. After a January 2, 1999 reset calculation, virtually all those shares were issued to the Subscribers in January and February 1999, based on an average price of approximately $.43 per share (for purposes of the calculation). Because the February 2, 1999 average price was approximately $1.00 per share, a reset calculation will not be necessary for that month. However, the possibility remains that additional reset calculations may be required for the March 3 and April 5, 1999 re-pricing dates, if the market value of the common stock falls below the $.43 average. It is not clear the amount of shares that would be necessary for future resets; however, the amount is estimated to be less than 250,000 shares.

        5. The Subscription Agreement gives the Company the right to "put" $3,000,000 of Common Stock to the Subscribers for a two year period, subject to certain minimum trading volume and pricing provisions. At this time, the Company does not believe that those provisions can be met, and believes that no shares will be issued under the "put" provisions.

        The total number of shares outstanding at December 31, 1998 was 7,718,667 (including the 1,000,000 shares place in escrow in connection with reset rights).

        Going Concern Risk. As of February 16, 1999, the Company had approximately $50,000 of cash, and virtually all this cash was allocated towards funding the operations of its FMS/Recovery Direct subsidiary. The Company's total accounts payable obligation is approximately $1,000,000, and due to cooperation from several key vendors and employees, has been able to continue operations. At this point, it is expected that the Company has sufficient resources on hand to fund operations through March 1, 1999. This date is dependent upon several factors, including continuing cooperation from the Company's vendors.

        The Company is dependent on obtaining cash from private sources in order to continue operations. Because the Company has minimal revenue amounts, it is the Company's intention to utilize this source of cash until such a time that a long term debt financing, equity financing, merger, divestiture, or other major transaction can be consummated.

        Possible Delisting of Securities from Nasdaq Systems; Risks Relating to Penny Stocks. In order to continue to be listed on the Nasdaq SmallCap Market, the Company must maintain $2,000,000 in net tangible assets and a $1,000,000 market value on the public float. In addition, continued inclusion requires two market makers, a minimum bid price of $1.00 per share and adherence to certain corporate governance provisions. The failure to meet these maintenance criteria in the future may result in the delisting of the Common Stock from the Nasdaq SmallCap Market, and trading, if any, in the Common Stock would thereafter be conducted in the non-Nasdaq over-the-counter market. As a result of such delisting, an investor could find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Common Stock. As of February 12, 1999, the bid price for the Common Stock was $.78 per share, and has been vacillating between $.75 and $1.13 over the thirty days prior to that date. There can be no assurance that the minimum bid price of the Common Stock will remain above $1.00 per share on a consistent basis. In addition, the net worth of the Company as of December 31, 1998 was preliminary determined to be less than zero (a negative net worth).

        The Company has received notice from the NASDAQ that it wishes to delist the Company's stock from the NASDAQ SmallCap Board. A hearing has been scheduled for March 5, 1999 in Washington, D.C. where the Company will have the opportunity to present a plan to NASDAQ as to how it intends on meeting the requirements for a NASDAQ SmallCap listing. At this time, it is not clear what the outcome of that hearing will be. However, it is doubtful that the NASDAQ SmallCap listing will be continued if the Company is unable to present a definitive plan or agreement that would significantly increase the Company's capitalization.

        Tax Effects of Plan Participation. In terms of options granted, the tax effect to participants will be dependant upon whether the options are considered qualified or non-qualified for tax reporting purposes. If the options are classified as qualified, the participants' tax liability is deferred until the underlying shares of common stock are sold. Otherwise, taxes are due when the options are exercised.

        Participants are required to pay taxes when non-option shares of common stock are granted and when they exercise their stock appreciation rights. Participants are required to recognize short-term capital gains and losses when they sell their shares of common stock, if those shares are sold within one and one-half years of receipt.

        The Company will receive a tax deduction when non-option shares of common stock are issued and when shock appreciation rights are exercised. The Company may also receive a tax deduction when stock options are exercised depending upon if the exercised options are qualified or not, and whether or not a disqualifying event occurs subsequent to when the qualified options are exercised.

        The Plan is not qualified under Section 401(a) of the Internal Revenue Code.

        Withdrawal From the Plan: Assignment of Interest: The participants in the Plan are not obligated to exercise their options or stock appreciation rights (if any). No right or interest of any participant in a plan interest is transferable. In the event of a participant's death, plan interests are transferable to the participant's heirs.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Monica, State of California, on the 19th day of February, 1999.


                                        THE RECOVERY NETWORK, INC.


                                        By /s/ Gary Horowitz
                                           -------------------------------------
                                            Gary Horowitz, President, Chief
                                            Executive Officer and Director



        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.


                                      By: /s/ Michael Clark
                                          --------------------------------------
                                          Michael Clark, Chief Financial Officer


                                      Dated:  February 19, 1999


                                      By: /s/ William D. Moses
                                          --------------------------------------
                                          William D. Moses, Chairman of the
                                          Board of Directors


                                      Dated:  February 19, 1999


                                      By: /s/ Gary Horowitz
                                          --------------------------------------
                                          Gary Horowitz, Member of the Board of
                                          Directors


                                      Dated:  February 19, 1999


                                      By: /s/ Donald Masters
                                          --------------------------------------
                                          Donald Masters, Member of the Board of
                                          Directors


                                      Dated:  February 19, 1999

                                  EXHIBIT INDEX



        Exhibit Number       Description
        --------------       -----------
           4.15              The Company's Articles of Incorporation
                             (incorporated by reference to exhibit 3.1 to the
                             Company's Registration Statement on Form SB-2, File
                             No. 333-27787)

           4.16 The Company's Bylaws (incorporated by reference to exhibit 3.2 to the Company's Registration Statement on Form SB-2, File No. 333-27787)

           4.17              The Recovery Network, Inc. 1999 Stock Plan

           4.18              Registration Statement of the Company on Form 8-A
                             (declared effective on July 31, 1997, File No.
                             0-22913, and incorporated herein by reference)

           5.2               Opinion of Counsel of Futro & Trauernicht, LLC

           23.4              Consent of Arthur Andersen LLP

           23.5              Consent of Futro & Trauernicht, LLC (included in
                             Exhibit 5)
